DRAFT NEWS RELEASE

SafeNet Contact:	Maureen Kolb
(443) 327-1238
mkolb@safenet-inc.com
www.safenet-inc.com

SafeNet Commences Tender Offer for Acquisition of Datakey, Inc.

BALTIMORE, Maryland, September 21, 2004 – SafeNet, Inc. (NASDAQ: SFNT) today announced that Snowflake Acquisition Corp., its wholly-owned subsidiary, has commenced a cash tender offer for all of the outstanding shares of common stock of Datakey, Inc. (OTC BB: DKEY.OB) for $0.65 net per share and all of the outstanding shares of convertible preferred stock of Datakey for $2.50 net per share.

SafeNet and Datakey announced on September 9, 2004 that they had signed a definitive agreement for SafeNet to acquire Datakey in an all cash tender offer. The board of directors of Datakey has unanimously approved the acquisition and voted to recommend that Datakey’s shareholders tender their Datakey shares in the offer. In addition, the officers and directors of Datakey and two of Datakey’s principal shareholders have agreed to tender shares representing in the aggregate approximately 23% of the outstanding shares of common stock and all of the shares of convertible preferred stock in support of the transaction (provided that, if SafeNet enforces this agreement, it will not compel the tender of more than 19.9% of the outstanding shares of capital stock of Datakey).

Following completion of the tender offer, SafeNet intends to merge its acquisition subsidiary with and into Datakey to acquire all Datakey shares not tendered in the offer. Pursuant to this merger, any remaining Datakey shareholders will receive $0.65 per share for each share not tendered in the offer.

The tender offer is subject to regulatory approvals and certain closing conditions, including the tender of 90% of the shares of common stock and 100% of the shares of convertible preferred stock of Datakey.

Unless the offer is extended, the offer and withdrawal rights will expire at 12:00 midnight, New York city time, on October 19, 2004. Questions and requests for assistance may be directed to Innisfree M & A Incorporated, the Information Agent for the tender offer, at (212) 750-5833.

About SafeNet, Inc.
SafeNet is a global leader in information security. Founded more than 20 years ago, the company provides complete security utilizing its encryption technologies to protect communications, intellectual property and digital identities, and offers a full spectrum of products including hardware, software, and chips. ARM, Bank of America, NetGear, the Departments of Defense and Homeland Security, Adobe, Samsung, Texas Instruments, the U.S. Internal Revenue Service and scores of other customers entrust their security needs to SafeNet. For more information, visit www.safenet-inc.com.

About Datakey

Datakey focuses on delivering comprehensive token-based solutions that simplify enterprise-wide access and identity management. Their solutions make it easier to administer digital identities and to manage access to information technology resources. The core components of Datakey’s solution set – its Axis system, a PKI enablement product, and its credential management system – equip enterprises to more securely identify users and permit access in both the network and physical worlds. Datakey’s customers include the Bank of England, Canadian Department of National Defence, Clearstream Banking Luxembourg, Rabobank Netherlands, Federal Deposit Insurance Corp. (FDIC), U.S. Department of State, U.S. Bureau of Labor Statistics, and Wells Fargo.

Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of Datakey, Inc. On September 21, 2004, SafeNet and its acquisition subsidiary, Snowflake Acquisition Corp., commenced a cash tender offer for all of the outstanding shares of common stock of Datakey (including associated preferred stock purchase rights) for $0.65 net per share and all of the outstanding shares of convertible preferred stock of Datakey for $2.50 net per share. This tender offer is scheduled to expire at 12:00 midnight, New York city time, on October 19, 2004, unless it is extended as provided in the related offer to purchase. SafeNet, Inc. and Snowflake Acquisition Corp. will file with the U.S. Securities and Exchange Commission, or “SEC,” a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. Shareholders and other interested parties should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits because they contain important information that should be read carefully before any decision is made with respect to the offer. By the close of the business day on September 21, 2004, shareholders and other interested parties can obtain these documents free of charge from the SEC’s website at www.sec.gov or from SafeNet, by directing a request to SafeNet, Inc., 4690 Millennium Drive, Belcamp, Maryland 21017, Attention: Investor Relations.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include, among others: the willingness of Datakey shareholders to tender their shares in the tender offer and the number and timing of shares tendered; the receipt of regulatory approvals and third party consents to the extent required for the acquisition; and satisfaction of the various closing conditions. Other important factors that could cause actual results to differ materially are included but are not limited to those listed in SafeNet’s and Datakey’s periodic reports and registration statements filed with the Securities and Exchange Commission. Neither SafeNet nor Datakey assume any obligation to update information concerning its expectations.

Editor’s Note: SafeNet is a registered trademark of SafeNet, Inc. All other trademarks are the property of their respective owners.